SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )*

                                 GameStop Corp.
                                 --------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.001 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                  36 466R 10 1
                                  ------------
                                 (CUSIP Number)

                               R. Richard Fontaine
                          2250 William D. Tate Avenue
                             Grapevine, Texas 76051
                                 (817) 424-2000
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 13, 2002
                                -----------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Leonard Riggio
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
_____________________________________________________________________________
NUMBER OF      5    SOLE VOTING POWER

SHARES              4,500,000
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           4,500,000
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      4,500,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.8%
_____________________________________________________________________________

12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

Item 1. Security and Issuer.

     This statement on Schedule 13D is filed in connection with the Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), of GameStop Corp., a Delaware corporation (the "Company"), with its principal executive offices at 2250 William D. Tate Avenue, Grapevine, Texas 76051.

Item 2. Identity and Background.

     (a)  The statement is filed by Mr. Leonard Riggio (the "Reporting Person").

     (b)  The business address of the Reporting Person is:

               Barnes & Noble, Inc.
               122 Fifth Avenue
               New York, NY 10011

     (c) The principal occupation of the Reporting Person is Chairman of the Board of Barnes & Noble, Inc., a retail bookseller with its principal offices located at 122 Fifth Avenue, New York, NY 10011.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Persian is a citizen of the United States of America and a resident of New York.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4. Purpose of Transaction.

     On February 13, 2002, the Company granted the Reporting Person an immediately exercisable option to purchase 4,500,000 shares of Class A Common Stock (the "Shares") at a price of $4.51 per share. The option was granted pursuant to the Company's 2001 Incentive Plan as a replacement option (with the same terms) for an option originally granted by GameStop, Inc. on June 13, 2001 under its 2000 Incentive Plan.

     The Reporting Person has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns 4,500,000 shares of Class A Common Stock, or 17.8% of the Class A Common Stock issued and outstanding as of March 1, 2002. The Reporting Person has a right to acquire all of the Shares. After giving effect to the Class B Common Stock

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          of the Company outstanding as of March 1, 2002, the Shares would constitute a 7.3% economic interest, and a 1.2% voting interest, in the Company.

     (b) The Reporting Person has sole power to vote or to direct to vote all the Shares.

     (c) The Reporting Person has not effected any transactions in the Shares during the past sixty days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     In connection with the initial public offering of the Company, the Reporting Person entered into a lock-up agreement with Salomon Smith Barney Inc., the lead underwriter of the offering, pursuant to which the Reporting Person agreed that, until August 12, 2002, the Reporting Person will not dispose of or hedge any of his Shares of Class A Common Stock or any securities convertible into, or exercisable or exchangeable for, the Class A Common Stock.

Item 7. Material to be Filed as Exhibits

     1. Lock-Up Agreement, dated as of January 28, 2002, between Salomon Smith Barney Inc. and Leonard Riggio.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



                                              /s/ Leonard Riggio
                                              -----------------------
                                              Leonard Riggio

Dated:  March 8, 2002

                                  EXHIBIT INDEX


      Exhibit No.                    Description

1. Lock-Up Agreement, dated as of January 28, 2002, between Salomon Smith Barney Inc. and Leonard Riggio

                                       7